VIEWPOINT CORPORATION

498 Seventh Avenue

New York, N.Y. 10018

May 15, 2006

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR AND FACSIMILE

Hugh Fuller

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, DC 20549

Re:	Viewpoint Corporation Registration Statement on Form S-3 File No. 333-131859

Dear Mr. Fuller:

This letter responds to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filing provided in the letter dated February 23, 2006 (the “Comment Letter”). The following response to the Staff’s comments was provided by Viewpoint and is keyed to the comments in the Comment Letter. For your convenience, we have set forth the text of your comments above our response below.

We have filed Amendment No. 1 to the Registration Statement on May 15, 2006 to reflect revisions based in part on your comments and have enclosed herewith a copy of Amendment No. 1 to the Registration Statement highlighted to reflect changes to the Registration Statement as filed on February 14, 2006.

Form S-3

1.	Please update to provide the audited financial statements for the year ended December 31, 2006, together with updated textual disclosure. Please see Rule 3.12 of Regulation S-X in this regard.
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We filed with the SEC on March 20, 2006 our Form 10-K for the year ended December 31, 2005, which included audited financial statements. We also filed our definitive proxy statement on May 5, 2006 and our Form 10-Q for the quarter ended March 31, 2006 on May 10, 2006. On May 15, 2006, we filed with the SEC Amendment No. 1 to Registration Statement which included updated textual disclosure and incorporated these recent filings by reference. The financial

Mr. Hugh Fuller

May 15, 2006

statements as filed with the SEC are now current as required by Rule 3.12 of Regulation S-X.

If you have any questions or comments relating to the foregoing, please do not hesitate to contact me at 212.201.0860.

Very truly yours,

/s/ Andrew J. Graf

Andrew J. Graf

Executive Vice President and General Counsel

cc:	Patrick Vogt Viewpoint Corporation